UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐   Filed by a Party other than the Registrant ☑

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☑	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

ADVOCAT INC.

(Name of Registrant as Specified In Its Charter)

TODD P. ROBINSON

ESSEL W. BAILEY, JR.

TERRY L. CASH

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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ANNUAL MEETING OF SHAREHOLDERS OF ADVOCAT INC.

MAY 17, 2007

FIRST AMENDMENT TO PRELIMINARY PROXY STATEMENT, DATED MAY 1, 2007

DEFINITIVE PROXY STATEMENT INTENDED TO BE RELEASED

TO SHAREHOLDERS ON MAY 14, 2007

Dear Shareholders of Advocat Inc.:

My name is Todd Robinson, and I am an experienced healthcare investor.

I am writing to you because I do not believe that the current board of directors and senior management of Advocat Inc. (“Advocat” or the “Company”) are acting in your best interests.

Over the past couple of years I have had discussions with Wally Olson, Chairman of the Advocat Board of Directors (the “Board”), and Will Council, Chief Executive Officer, on behalf of myself and others in the nursing home industry about opportunities which we believe could have a positive impact on Advocat. Since November of 2005, I have made various proposals to Mr. Olson and, in most cases, Mr. Council, for alternative transactions which might be beneficial to all parties; however, none of these proposals were ever formalized into a letter of intent, written offer or similar formal document. Advocat, and in particular Mr. Olson, expressed significant interest in these proposals, but no transaction ever materialized for reasons that are not clear to me. In March of 2007, I first suggested that Essel W. Bailey, Jr. and I be appointed as new Board members in order to bring a new set of ideas to Advocat, the Board and management, and I committed to our buying or acquiring (with cash or assets) up to 15% of Advocat’s common stock in connection with our Board appointment, or more than 50% subject to shareholder approval. At that time, I was told that the Board would be consulted but that the interest was likely to be low. No formal rejection of any proposal I submitted was ever received by me. After realizing that some Advocat shareholders appeared to be frustrated by the direction of the Company and the inaction of current Board, I decided to further pursue my desire to have Mr. Bailey and I nominated for election onto the Board. Unfortunately, Advocat’s unexpected acceleration of this year’s annual meeting date from June to mid-May also accelerated the deadline for proposing other nominees, and I was unable to timely secure my nomination prior to the Board’s deadline.

The Company’s annual meeting of shareholders (the “Meeting”) is to be held at Advocat’s offices, 1621 Galleria Boulevard, Brentwood, Tennessee 37027 on May 17, 2007, at 9:00 a.m. (Central Daylight Time), for the following purposes:

(1)	To elect two (2) Class 1 directors, to hold office for a three (3) year term and until their successors have been duly elected and qualified; and

(2)	To transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

A majority of Advocat’s outstanding shares as of the record date (a quorum) must be present at the Meeting in order for the Company to hold the Meeting and conduct business. Shares are counted as present at the Meeting if: (a) a shareholder is present and votes in person at the Meeting; (b) a shareholder has properly submitted a proxy form, even if the shareholder marks abstentions on the proxy form or withholds his vote(s) for some or all of the Board nominees; or (c) a broker or nominee has properly submitted a proxy form, even if the broker does not vote because the beneficial owner of the shares has not given the broker or nominee specific voting instructions, and the broker or nominee does not have voting discretion. Thus, a share, once represented for any purpose at the Meeting, is deemed present for purposes of determining a quorum for the Meeting (unless the Meeting is adjourned and a new record date is set for the adjourned Meeting).

I am seeking your support to STOP Advocat from holding the Meeting, and thereby forcing the Company to adjourn the Meeting to a later date, during which interval it is hoped that the Board will consider adding or replacing directors to the Board. I believe that Advocat’s Board should consider Essel W. Bailey, Jr., Terry L. Cash and me as Board members. Our resumes are attached to the back of this Proxy Statement. Our proposal to have three new Board members appointed is not binding on the Board, the shareholders or the persons who may be appointed.

In order to stop the Meeting from going ahead, we request that you NOT attend the Meeting or vote your shares (in person or by proxy). If you have already submitted a proxy, we request that you promptly revoke that proxy by notifying the Company’s Secretary in writing. A form of Revocation of Proxy is enclosed with this proxy statement and can be delivered to the Company’s principal address prior to the Meeting: 1621 Galleria Boulevard, Brentwood, Tennessee 37027; or by fax to: (615) 771-7409.

Thank you for your support,

/s/ Todd P. Robinson
Todd P. Robinson

I URGE YOU TO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THIS PROXY STATEMENT.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT ME AS FOLLOWS:

Todd P. Robinson

2307 Princess Ann Street

Greensboro, North Carolina 27408 USA

Phone 336-286-2087 Fax 978-805-3163

Email CottonBay@aol.com

THERE FOLLOWS CERTAIN INFORMATION REQUIRED PURSUANT TO FEDERAL PROXY SOLICITATION RULES AND REGULATIONS. IN ADDITION TO THE FOLLOWING INFORMATION, REFERENCE IS ALSO MADE TO THE ADVOCAT INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT, PREVIOUSLY SENT TO SHAREHOLDERS ON OR ABOUT APRIL 12, 2007.

Who is soliciting your Notice of Revocation and who is paying the cost of the solicitation?

Essel W. Bailey, Jr., Terry L. Cash and Todd P. Robinson (together deemed “Participants” in this proxy solicitation) are sending you these Proxy Documents in connection with their request that you do not deliver any proxy for the Meeting and, if necessary, revoke any prior delivered proxy. THESE PROXY DOCUMENTS CONTAIN IMPORTANT INFORMATION FOR YOU TO CONSIDER WHEN DECIDING WHETHER TO REVOKE YOUR PROXY. PLEASE READ THEM CAREFULLY.

The Participants may solicit proxies by mail, telephone, facsimile, email or other electronic communication or in person. We will pay for the entire expense of soliciting proxies; however, we may request that these expenses be reimbursed by Advocat, and in such event, we do not know whether the question of such reimbursement will be submitted to a vote by the shareholders. We have recently retained                                          as a proxy solicitor with respect to our efforts. The anticipated fees to be changed by our proxy solicitor are $            , and we estimate one or two of their employees will be engaged in advocating on our behalf.

If you have any questions,                                          can be contacted at (            )                      (telephone) or (            )                              (fax).

We have already expended significant sums in legal fees with respect to this proxy campaign, our efforts to obtain Board seats, and our efforts to obtain shareholder lists and related information. Total costs of this solicitation are currently estimated to be approximately $30,000. We estimate that through the date hereof, the expenses in connection with this solicitation are approximately $50,000.

Why are you receiving these Proxy Documents?

You are receiving these Proxy Documents because you own shares of Advocat common stock, and we are seeking your support to STOP Advocat from holding the Meeting and, thereby, forcing Advocat to adjourn the Meeting to a later date during which interval it is hoped that the Board will consider adding additional directors to the Board in order to make it more responsive to the interests of Advocat’s shareholders. Based upon our experience, it would not surprise us if Advocat responds to this Proxy Statement by announcing the hiring of a financial advisor. Such a move will not change our plans or our conclusion that the action proposed in the Proxy Statement is absolutely necessary. Details of each of the Participants’ experience are attached to this Proxy Statement for your review and consideration. Please note that although this is considered a ‘proxy solicitation’, none of the Participants are seeking, nor will they have, the authority to represent you at the Meeting. We are requesting that your shares not be voted at the Meeting, and if you have already submitted a proxy, that you will revoke that proxy. A form of Notice of Revocation is enclosed with this Proxy Statement. In the event that there is no quorum, the Board will be unable to hold the Meeting and will be forced to adjourn or postpone the Meeting to a later date.

Can you change your vote after you return your proxy form?

Yes. You may revoke your proxy and change your vote at any time before the proxy is exercised by sending Advocat’s Secretary a written notice of revocation. You may also send Todd Robinson your Notice of Revocation, and he will coordinate its delivery to the Company. If you hold your shares in “street name” through a broker, bank or other nominee, you may revoke your proxy by following instructions provided by your broker, bank or nominee. No notice of revocation or later-dated proxy will be effective until received by Advocat’s Secretary at or prior to the Meeting.

What if my shares are held in “street name” through a broker, bank or other nominee?

If you hold your shares in “street name” through a broker, bank or other nominee, please contact your bank, broker or other nominee immediately and let them know you don’t want your shares counted toward the meeting quorum unless you attend the meeting to vote those shares. They will need to notify the street that these shares are not being voted in the ordinary course, and they will need to provide you with a proxy or other documentation reflecting your beneficial ownership and authority to vote the shares. This could take some time. So, it is important that you act quickly.

What if I already sent Advocat my proxy?

If you sent Advocat an executed proxy, you will need to revoke your previously delivered proxy, even if that proxy directed Advocat’s proxy holder to withhold your vote for the Board nominees. We recommend that if you have delivered your proxy to Advocat and you wish to revoke your proxy, you complete the enclosed Notice of Revocation and deliver the same to Advocat’s Secretary as soon as possible. You may also deliver the Notice of Revocation to Todd Robinson who will coordinate delivery to the Company.

How many votes are needed to hold the Meeting?

The Board has set April 9, 2007 as the record date for the Meeting. Shareholders who owned Advocat common stock on that date are entitled to vote at the Meeting. Advocat’s proxy statement, previously sent to shareholders on or about April 12, 2007 (the “Advocat Proxy Statement”), states that on the record date there were 5,871,287 shares of Advocat common stock outstanding. A majority of Advocat’s outstanding shares as of the record date (a quorum) must be present at the Meeting in order to hold the Meeting and conduct business. Shares are counted as present at the Meeting if: (a) a shareholder is present and votes in person at the Meeting; (b) a shareholder has properly submitted a proxy form, even if the shareholder marks abstentions on the proxy form or withholds his votes; or (c) a broker or nominee has properly submitted a proxy form, even if the broker does not vote because the beneficial owner of the shares has not given the broker or nominee specific voting instructions and the broker or nominee does not have voting discretion. A share, once represented for any purpose at the Meeting, is deemed present for purposes of determining a quorum for the Meeting (unless the Meeting is adjourned and a new record date is set for the adjourned Meeting), even if the holder of the share abstains from voting with respect to any matter brought before the Meeting.

Information about the Participants

We are encouraging Advocat’s Board of Directors to appoint the Participants to the Board of Directors prior to the Meeting.

(i)	During the past ten years, none of the Participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(ii)	Except for Mr. Robinson, none of the Participants directly or indirectly beneficially owns any securities of Advocat;

(iii)	Mr. Robinson directly beneficially owns 100 shares of Advocat common stock, which he purchased for $13.99 per share on May 2, 2007;

(iv)	None of the Participants owns any securities of Advocat which are owned of record but not beneficially;

(v)	Except for Mr. Robinson and as disclosed above, none of the Participants has purchased or sold any securities of Advocat during the past two years;

(vi)	No part of the purchase price or market value of the securities of Advocat owned by the Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

(vii)	None of the Participants is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Advocat, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(viii)	No associate of the Participants owns beneficially, directly or indirectly, any securities of Advocat;

(ix)	None of the Participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Advocat;

(x)	None of the Participants, nor any of their associates, was a party to any transaction or series of similar transactions since the beginning of Advocat’s last fiscal year, or is a party to any currently proposed transaction or series of similar transactions, to which Advocat or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000;

(xi)	None of the Participants has been awarded, earned or received any compensation from Advocat;

(xii)	None of the Participants, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment by Advocat or its affiliates, or with respect to any future transactions to which Advocat or any of its affiliates will or may be a party; and

(xiii)	No person, including the Participants, who is a party to an arrangement or understanding pursuant to which nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Meeting.

Mr. Robinson is currently engaged in litigation with the Board, due to its refusal to provide him with the shareholder list at the time that the Board was legally required to do so.

Please read the resumes, attached as Exhibits A, B and C to this Proxy Statement, for further information regarding the Participants and their qualifications to serve as Advocat Board members. Each of the Participants have agreed to be named in this proxy statement, and in the event some or all of the Participants are appointed to Advocat’s Board of Directors as proposed in this Proxy Statement, each has agreed to serve.

What am I voting on?

At the Meeting you will be asked to vote on the election of two “Class 1 Directors” to serve a three year term on the Board. Their details are provided in the Advocat Proxy Statement, which you have already received.

What happens if a nominee refuses or is unable to stand for election?

The Board may reduce the number of seats on the Board or designate a replacement nominee. The Participants presently have no knowledge that any nominee will refuse, or be unable, to serve.

What is our recommendation?

We recommend that you do not allow your shares to be represented at the Meeting and, therefore, your shares will not be voted.

If you hold your shares in your own name (not in “street name” through a broker, bank or other nominee) and do not deliver a signed proxy to the Company, or if you have previously delivered a signed proxy and subsequently revoke your proxy, neither Advocat’s representatives, nor the Participants, will have the authority to represent or vote your shares at the Meeting, and (unless you otherwise attend the Meeting in person or by proxy delivered to another person) your shares will not be counted towards the quorum.

If you hold your shares in “street name” through a broker, bank or other nominee, please contact your bank, broker or other nominee immediately and let them know you don’t want your shares counted toward the meeting quorum unless you attend the meeting to vote those shares. They will need to notify the street that these shares are not being voted in the ordinary course, and they will need to provide you with a proxy or other documentation reflecting your beneficial ownership and authority to vote the shares. This could take some time. So, it is important that you act quickly.

In the event that there is no quorum, the Board will be unable to hold the Meeting, and we anticipate that the Meeting will be adjourned or postponed to a later date.

Who is entitled to vote?

Only shareholders who owned Advocat common stock as of the close of business on the record date, April 9, 2007, are entitled to receive notice of the Meeting and to vote the shares that they held on that date at the Meeting, or at any postponement or adjournment of the Meeting.

What vote is required to elect directors?

As long as there is a quorum, the nominees for director who receive the highest number of FOR votes cast will be elected. Withheld votes and broker non-votes, if any, are not treated as votes cast and, therefore, will have no effect on the proposal to elect directors; however they will count for purposes of establishing a quorum. As a result, even if the majority of shares cast do not vote in favor of the Board’s nominees, those nominees will be elected if no other nominees are presented provided they receive any amounts of votes since those votes will constitute the plurality required.

Shareholder Proposals

The following is set forth in the Advocat Proxy Statement:

“It is contemplated that Advocat’s 2008 Annual Meeting of shareholders will take place in June 2008, and shareholders’ proposals will be eligible for consideration for inclusion in the proxy statement for the 2008 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 if such proposals are received by Advocat before the close of business on December 14, 2007. Notices of shareholders’ proposals submitted outside the processes of Rule 14a-8 will generally be considered timely (but not considered for inclusion in the proxy statement), pursuant to the advance notice requirement set forth in Advocat’s bylaws. For shareholders seeking to present a proposal at the 2008 annual meeting without inclusion of such proposal in Advocat’s proxy materials, the proposal must be received by Advocat no later than February 27, 2008.”

The advance notice requirement set forth in Advocat’s bylaws and referenced in the Advocat Proxy Statement states that to be considered timely, a shareholder’s notice and any Board nomination other than those made by or at the direction of the Board of Directors “must be delivered to or mailed and received at the principal executive offices of the corporation not less than sixty (60) nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made”. Therefore, according to Advocat’s bylaws, because less than seventy (70) days notice of the Meeting was provided, in order for a shareholder proposal or Board nomination to be considered timely for bringing before this Meeting, such shareholder’s notice or Board nomination must have been delivered to or mailed and received by Advocat not later than the close of business on Monday, April 23, 2007. We are not aware of any timely shareholder proposals. Also, we failed to submit any Board nomination by that deadline, and we are not aware of any nominations being presented to the Board for consideration other than the Board’s nominations.

Additional Information

The Participants have omitted from these Proxy Documents certain disclosure required by applicable law that is already included in the Advocat Proxy Statement. This disclosure includes, among other things, biographical information on Advocat’s directors (including its nominees) and executive officers, information concerning executive compensation, information concerning “Section 16(a) Beneficial Ownership Reporting Compliance”, information concerning Advocat’s corporate governance policies and procedures, transactions with related persons, an analysis of cumulative total returns on an investment in Advocat’s common stock during the past five years and information regarding persons who beneficially own more than 5% of Advocat common stock and the ownership of Advocat common stock by the management of Advocat. Shareholders should refer to the Advocat Proxy Statement in order to review this disclosure.

Thank you for considering shaping the future of Advocat and having your concerns heard by the existing members of the Board. We urge you to promptly act to terminate any proxies previously given or, if you hold shares in street name, to talk with your bank, broker or nominee to ensure that your shares are not counted toward a quorum for the Meeting. If you have any questions, please do not hesitate to call Todd Robinson at (336) 286-2087.

Exhibit A

Resume of

Todd Philip Robinson

PERSONAL
Age 41. Grew up in Greensboro, North Carolina. Married with four children.

EDUCATION
1984-1988	Bachelor of Science in Business Administration with Accounting Concentration.
University of North Carolina at Chapel Hill- 1988; Sigma Chi Fraternity
Inactive CPA in North Carolina

INTERESTS & ACTIVITIES

• Actively Follow and Invest in Financial Markets.

• Radio Investments.

• Golf, Tennis, Scuba Diving, Deep Sea Fishing.

EMPLOYMENT

12/2001-Present	Private Investor. Principal business address is 2307 Princess Ann Street, Greensboro, North Carolina 27408.

7-12/2001	CEO and member of BOD of Omega Worldwide, Inc. [Nasdaq:OWWI]. Personally the largest shareholder of the Company. Brought in as an independent BOD member (after 2 years of requests and proxy fight threats) and made CEO. Positioned company for merger with sister company, Principal Healthcare Finance, Ltd. although several portfolio issues and capital issues of Principal prohibited the merger. Companies were sold in September 2002.

4/1999-7/2001	Retired to pursue Personal Investments

1995-4/1998	Vice President, Omega Worldwide, Inc.; Assistant Vice President and Director of Acquisitions, Omega Healthcare Investors, Inc., Ann Arbor, MI.

Responsible for structuring and originating investments for Omega Worldwide, a public company spin-off of Omega Healthcare Investors, Inc. [NYSE:OHI], that advised and capitalized other entities which provided healthcare related sale-leaseback and seed capital financing in non-U.S. countries. Responsible for structuring and originating investments for Omega Healthcare in the United States. Generated well over $300,000,000 in investments from July 1995 when I joined the Company.

When I resigned, Omega Healthcare was the fourth largest Healthcare REIT in the United States, and a sister company, Principal Healthcare Finance, Ltd., was the largest nonbank, nonoperator owner of nursing homes in the United Kingdom. Under Omega and Omega Worldwide, I had been spearheading Omega’s involvement in Australia (started in September 1997).

1990-1995	Vice President, Interstate/Johnson Lane, Charlotte, NC. (now First Union/Wachovia/IJL Securities) Vice President, ISC Realty Corp. (Real Estate Subsidiary)

Responsible for various private and public partnerships that owned and managed all types of real estate including Nursing Homes. Developed an expertise in Nursing Home analysis. Through my tax training and financial background, worked through and managed a variety of workouts, recapitalizations, refinances, foreclosures, and dispositions of various properties.

1988-1990	Tax Staff, Arthur Andersen & Co., Charlotte, NC
Preparation of federal and state income tax returns and tax planning for corporations, partnerships, and individuals. Researched various tax and related business issues. Involved in a number of special projects including real estate syndications, appraisals, due diligence investigations, restructurings and reconstruction of financial information.

INVESTMENT ACTIVITIES
Nursing Homes

• Own three nursing homes in Tennessee currently managed by the Epic Group.

• Sold 5 other nursing homes over the last several years, all at substantial profits; sold 2 back to a lender in a negotiated settlement at no net economic loss.

• Partner in TN Institutional Pharmacy that services over 40 nursing homes and ALF’s.

Radio and Television Investments.

• Actively pursue investments in FM Radio stations.

•        Built, operated, and sold: WCCJ 92.7 FM in Harrisburg , NC (Charlotte) in 1995; WOSN 97.1 in Indian River Shores, FL (Vero Beach) in 1997; WMPS in Tunica, MS (Memphis) in 1998; TV Station in Muskogee (Tulsa), OK (didn’t operate) in 1999; WQMR in Snow Hill, MD (Ocean City) in 2004; WSAG in Pinconning , MI (Saginaw) in 2005; Wessington Springs, SD in 2006.

•        Sold Construction Permit (“CP”) for KAIO Randolph, UT (Salt Lake City) in 1999; CP for New London, IA in 2000; CP for Bayboro, NC in 2000; CP for Mesquite (Las Vegas), NV in 2001; CP for Norman (Oklahoma City), OK (TV) in 2002; CP for Armagosa Valley (Las Vegas), NV in 2002; CP for Pocatello, ID (TV) in 2003.

•        Passive investor with brother, wife and father who have CP’s to build stations in Rye, CO (Pueblo), Westcliffe, CO (Canon City), Saratoga, WY, Lovelock, NV (Reno), Alturas, NV (Reno) and Newell, SD (Rapid City). Brother won another 6 stations in March 2007.

•        With Partners, currently have stations on the air in Huron (Fresno), CA and Kearny (Tucson), AZ. Own and operate KZID in Orofino, ID (Moscow/Pullman), WUSP in Nekoosa, WI (Wausau/Stevens Point), and Truckee (Lake Tahoe), CA.

Patents

• US and foreign patents for hosiery knitting and toe-closing methodologies. Licensed to Conti Complett, an Italian machinery manufacturer.

• Have a technology on a new windshear detection technology for airplanes.

•        Control Pen-One, Inc., a company that holds US and foreign patents and other intangibles related to Fingerprint scanning in Pens and other writing instruments. Has broad application for Credit Cards, Immigration, Military, and Homeland Security.

• Control BD Group which holds US and foreign patents related to certain keycard technologies and remote site gaming technologies.

Other Miscellaneous

China

Partner in a firm which owns the Frederick Cooper and Tyndale Lamp companies. All products are now sourced in Asia and shipped to Chicago. Also invested in a new company in China that retails Danish-made furniture to middle and upper class Chinese citizens.

Australia

Own a 9,500 +/- acre farm on Kangaroo Island in the state of South Australia. Farm has approximately 5 miles of coastline, six rental cabins, and four houses/flats. This farm is sandwiched between 2 very much larger National Parks. In 2004, sold 250 acres to Baillie Lodges, who is building a five-star ecotourism resort within our property.

Oil and Natural Gas

Managing Member of two investment LLCs that acquire leases and drill for oil and natural gas in the Western US. Partners with experienced Billings, MT operator.

Exhibit B

Resume of

Essel W. Bailey, Jr.

Mr. Bailey (age 62) is a lawyer, corporate executive and private investor. He is Managing Director of Alpha Capital, Inc., an investment company, whose principal address is 315 East Eisenhower Parkway, Suite 212, Ann Arbor, MI 48108. He has organized and run two public companies, has served as a director or chaired the Board of three NYSE listed companies and has spent the last 20 years engaged in the capital markets, dealing with rating agencies, investment banks and other global financial organizations. He has invested in, organized and/or managed businesses in real estate and real estate finance, healthcare and manufacturing in the United States, the United Kingdom and Australia.

After several years in Michigan state government, Mr. Bailey spent 15 years with the Detroit law firm Dykema, Gossett, where he was a partner specializing in corporate and real estate finance.

Mr. Bailey has served as a director of corporations including Vitalink Pharmacy, Inc (NYSE), Evergreen Healthcare, Inc (NYSE) as well as several private companies. He organized and capitalized in public offerings Omega Healthcare Investors, Inc (CEO, NYSE) and Omega Worldwide, Inc (CEO, NASDAQ) and served as a director of the National Association of Real Estate Investment Trusts. He continues to serve as a director of nonprofit organizations related to mental health and elderly care services and is a Trustee of the Michigan Chapter of The Nature Conservancy.

Educated at Cranbrook School, Bloomfield Hills, Mi. and Wesleyan University, Middletown Connecticut, he also holds a JD degree from the University of Michigan Law School. He is a member of the American Bar Association and the Michigan Bar Association.

Exhibit C

Resume of

Terry L. Cash

Terry L. Cash (age 60) is the president and chief executive officer of the Caman Group, Inc., which specializes in private investments in real estate, long-term care facilities, and pharmacies. Its principal address is 224 South Alabama Avenue, PO Box 280, Chesnee, South Carolina 29323. Mr. Cash is registered pharmacist in both South Carolina and North Carolina. Mr. Cash serves as the chairman of Spartanburg Regional Healthcare System, Vice-Chairman of Spartanburg County Commission for Higher Education, University of South Carolina-Upstate, and chairman of the VSP Foundation. He is an organizer and director of Carolina Alliance Bank, a South Carolina state chartered FDIC approved commercial bank. Mr. Cash received his B.S. in Pharmacy Studies from the University of South Carolina in 1970. In addition, he was awarded the 1999 State of South Carolina Health and Human Services Leadership in Aging Award, and was named both the 1999 South Carolina Ambassador for Economic Development and the 2001 Spartanburg County Health Planning Department Volunteer of the Year.

Exhibit D

PRELIMINARY COPY

Annual Meeting of Shareholders, May 17, 2007

THIS NOTICE OF REVOCATION IS SOLICITED BY ESSEL W. BAILEY, JR., TERRY L. CASH AND TODD P. ROBINSON,

AND NOT BY THE BOARD OF DIRECTORS OF ADVOCAT INC.

BY SIGNING THIS NOTICE OF REVOCATION, YOU ARE NOT APPOINTING A PROXY. ACCORDINGLY, NONE OF ESSEL W. BAILEY, JR., TERRY L. CASH OR TODD P. ROBINSON WILL HAVE THE AUTHORITY TO REPRESENT YOU AT THE MEETING. INSTEAD, BY SIGNING, COMPLETING AND RETURNING THIS NOTICE OF REVOCATION, YOUR SHARES WILL NOT BE COUNTED TOWARDS THE QUORUM AND WILL NOT BE VOTED AT THE MEETING.

PLEASE SIGN, DATE AND RETURN THIS NOTICE SO THAT IT IS RECEIVED PRIOR TO THE MEETING TO L. GLENN RIDDLE, JR., ADVOCAT’S SECRETARY, AT ADVOCAT’S PRINCIPAL ADDRESS SET FORTH BELOW. ALTERNATIVELY, YOU MAY DELIVER THIS REVOCATION OF PROXY TO TODD P. ROBINSON AT THE FOLLOWING ADDRESS, SO THAT HE MAY PRESENT IT TO ADVOCAT’S SECRETARY IN ADVANCE OF THE MEETING:

TODD P. ROBINSON

2307 PRINCESS ANN STREET

GREENSBORO,

NORTH CAROLINA 27408

L. Glynn Riddle, Jr., Fax to: (615) 771-7409

Chief Financial Officer and Secretary

ADVOCAT INC.

1621 Galleria Boulevard

Brentwood, Tennessee 37027

Re: NOTICE OF REVOCATION OF PROXY

Dear Sir,

2007 ANNUAL MEETING OF SHAREHOLDERS OF ADVOCAT INC.

I hereby REVOKE all proxies heretofore given to you, the Board of Directors of Advocat Inc. and/or any of your substitutes:

(i) To represent any shares of common stock of Advocat Inc. owned by me;

(ii) To vote any shares of the common stock of Advocat Inc.; and

(iii) For any other purpose whatsoever.

Sincerely yours.

(sign)

(name)

(date)